

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2025

Craig Parker
Chief Executive Officer
Surrozen, Inc.
171 Oyster Point Blvd., Suite 400
South San Francisco, CA 94080

>   **Re: Surrozen, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed April 23, 2025**
>   **File No. 333-286703**

Dear Craig Parker:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Tyler Howes at 202-551-3370 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Jonie I. Kondracki, Esq.